FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                21 December 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





              International Power's Rugeley Plant to Opt-in under
                    Large Combustion Plant Directive (LCPD)


(London - 21 December 2005) International Power plc announces that it intends to install Flue Gas Desulphurisation (FGD) equipment at its 1,000 MW coal fired Rugeley Power Station in the UK, and to opt-in to the European LCPD. This decision is primarily based on the anticipated longer term CO2 allocations for coal fired plant in the UK. Rugeley is an efficient coal fired generator, and the installation of FGD will help provide secure, long-term power generation for the UK market.

International Power is currently progressing with the Engineering, Procurement and Construction (EPC) contract for this project. Details on the installation costs and financing will be disclosed on signing of the EPC contract, expected in H1 2006.


About International Power:

Media Contact:
Sara Richardson
Tel:      +44 (0)20 7320 8619
Mob:      +44 (0)7989 492 740

Investor Contact:
Anna Hirst
Tel:      +44 (0)20 7320 8788
Mob:      +44 (0)7989 492 744


About International Power

International Power plc is a leading independent electricity generating company with 16,278 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary